UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2015

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                    to

Commission File Number: 001-09305

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

STIFEL FINANCIAL PROFIT SHARING 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

STIFEL FINANCIAL CORP.

One Financial Plaza

501 N. Broadway

St. Louis, Missouri 63102-2188

Stifel Financial Profit Sharing 401(k) Plan

Financial Statements and Supplemental Schedules

Years ended December 31, 2015 and 2014

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Investment Committee

Stifel Financial Profit Sharing 401(k) Plan

St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of Stifel Financial Profit Sharing 401(k) Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Stifel Financial Profit Sharing 401(k) Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

St. Louis, Missouri
June 22, 2016

Stifel Financial Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	December 31,
	2015	2014
Investments, at fair value	$758,759,993	$752,399,236
Receivables:
Notes receivable from participants	12,846,948	11,892,324
Employer contributions	4,802,559	4,248,121
Transfer from acquired company plans	580,724	—

Total receivables	18,230,231	16,140,445

Net assets available for benefits	$776,990,224	$768,539,681

See accompanying Notes to Financial Statements.

Stifel Financial Profit Sharing 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2015 and 2014

	Year Ended December 31,
	2015	2014
Additions
Interest and dividends	$15,995,248	$19,548,089
Net appreciation/(depreciation) in fair value of investments	(31,078,482)	19,566,765

Net investment income	(15,083,234)	39,114,854
Interest income from participant loans	497,901	468,858
Contributions:
Participants	56,454,982	50,758,312
Rollovers	12,148,275	12,869,171
Employer	4,806,644	6,105,204

Total contributions	73,409,901	69,732,687
Total additions	58,824,568	109,316,399
Deductions
Benefits paid to participants	50,177,436	58,612,603
Administrative expenses	196,589	43,520

Total deductions	50,374,025	58,656,123
Net increase	8,450,543	50,660,276
Net assets available for benefits at beginning of year	768,539,681	717,879,405

Net assets available for benefits at end of year	$776,990,224	$768,539,681

See accompanying Notes to Financial Statements.

Stifel Financial Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

NOTE 1 – Description of the Plan

The following description of the Stifel Financial Profit Sharing 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Stifel Financial Corp. and affiliates (the “Company”) for the benefit of its employees who meet the eligibility provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Stifel Investment Committee, whose members are appointed by the Company’s Board of Directors. Prudential Retirement Insurance and Annuity Company (“Prudential” or the “Trustee”) is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.

Contributions

Each year, participants may contribute up to 100% of their eligible compensation as defined by the Plan document, up to an annual maximum of $18,000 for 2015 and $17,500 for 2014. In addition, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions through payroll deductions up to an annual maximum of $6,000 in 2015 and $5,500 in 2014. Participant contributions are contributed to the Plan as an elective deferral. There are two types of elective deferrals: pre-tax deferrals and Roth deferrals. For the years ended December 31, 2015 and 2014, the Company’s Board of Directors elected to match 50% of the first $2,000 contributed by each participant. The Company’s contribution to the participant’s individual account is credited at the end of the year. This is reflected in the employer contribution receivable in the statements of net assets available for benefits as of December 31, 2015 and 2014. The Company has the right, under the Plan, to discontinue or modify its matching contributions at any time.

In addition, each year the Company may make a discretionary contribution based on profitability. Discretionary contributions are allocated to the participants employed on the last day of the Plan year on the basis of participants’ compensation. There were no discretionary contributions in 2015 or 2014.

Participant Investment Account Options

Participants direct the investment of their contributions and the Company’s matching contributions into various investment account options offered by the Plan. The Plan currently offers investments in common stock of the Company, various pooled separate accounts, mutual funds, a guaranteed account, and self-directed brokerage accounts. Each participant has the option of directing their contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s and the Company’s contributions and allocations of plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. All amounts in participant accounts are participant directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Vesting in the Company’s contributions plus earnings thereon is based on years of service. A participant is fully vested after three years of service. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Under provisions of the Plan, forfeited balances of terminated participants’ nonvested accounts may be used at the Company’s discretion to reduce its matching contribution obligations and then, to the extent any forfeitures remain, reallocated to participants’ accounts.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the vested value of their account, net of any outstanding loan balance. Upon death, a participant’s account is paid in a lump sum to the designated beneficiary.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Generally, loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the Stifel Investment Committee. Principal and interest is paid ratably through payroll deductions.

Participant loans are classified as notes receivable from participants in the statements of net assets available for benefits and are measured at their unpaid principal balance plus any accrued but unpaid interest.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right, under provisions of the Plan, to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States may require management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Pooled separate accounts are valued at estimated fair value as provided by the Trustee. The mutual funds, common stock, and self-directed brokerage accounts are stated at fair value based upon quoted market prices. The Prudential Guaranteed Income Fund is valued at contract value which equals fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Income Tax Status

The Plan operates under a standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust sponsored by Prudential. This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt as of the financial statement date.

The Plan has not obtained or requested a determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Risks and Uncertainties

The Plan provides for various investment options in common stock, pooled separate accounts, registered investment companies (mutual funds), and self-directed brokerage accounts. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Recently Issued Accounting Guidance

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. The guidance is effective for annual periods beginning after December 15, 2016 (January 1, 2017 for the Plan) with early adoption permitted. Management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

In July 2015, the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. This guidance is effective for fiscal years beginning after December 15, 2015 (January 1, 2016 for the Plan). Management is currently evaluating the impact the new guidance will have on the Plan’s financial statements.

NOTE 3 – Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2015 and 2014 were:

	December 31,
	2015	2014
Prudential Guaranteed Income Fund	$124,678,154	$118,827,098
Stifel Financial Corp. common stock	68,636,511	83,325,127
American Euro Pac Growth – R6	45,690,740	42,786,542
TimesSquare Small Cap Growth	44,021,139	**
American Investment Company of America	42,443,664	43,066,026
Wellington Large Cap Value	40,276,269	40,461,493
Vanguard Institutional Index	39,063,623	**

**	Investment is less than 5% of net assets available for benefits.

For the years ended December 31, 2015 and 2014, the Plan’s investments including investments purchased and sold, as well as held during the year, appreciated / (depreciated) in fair value as follows:

	December 31,
	2015	2014
Mutual Funds	$(14,182,330)	$(4,300,185)
Stifel Financial Corp. common stock	(13,408,031)	5,556,412
Self-directed brokerage accounts	(2,863,078)	1,213,794
Pooled separate accounts	(625,043)	17,096,744

	$(31,078,482)	$19,566,765

NOTE 4 – Fair Value Measurements

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. “the exit price”) in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with FASB Topic 820, “Fair Value Measurement and Disclosures,” which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Observable inputs based on quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Valuation Techniques

The following is a description of the valuation techniques used to measure fair value on a recurring basis.

The Plan’s valuation methodology used to measure the fair values of the mutual funds, Stifel Financial Corp. common stock, and self-directed brokerage accounts were derived from quoted market prices. These investments are reported as Level 1.

Pooled Separate Accounts

Fair value represents the net asset value (“NAV”) of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the Trustee, acting as the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding. The pooled separate accounts are reported as Level 2.

Guaranteed Income Fund

The Plan’s investment in the Prudential Guaranteed Income Fund (the “GIF”) is a fully benefit-responsive investment fund. The GIF is valued based on the participant contributions made in the fund, plus earnings at guaranteed crediting rates, less withdrawals and fees. The investment in the GIF is reported as Level 3.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2015 and 2014:

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Mutual funds:
Balanced	$161,279,750	$161,279,750	$—	$—
Growth	67,771,205	67,771,205	—	—
International	24,506,407	24,506,407	—	—
Fixed income	16,468,792	16,468,792	—	—

	270,026,154	270,026,154	—	—
Pooled separate accounts:
Growth	109,230,377	—	109,230,377	—
Value	86,343,809	—	86,343,809	—
International	21,561,070	—	21,561,070	—
Fixed income	48,258,594	—	48,258,594	—

	265,393,850	—	265,393,850	—
Guaranteed Income Fund	124,678,154	—	—	124,678,154
Stifel Financial Corp. common stock	68,636,511	68,636,511	—	—
Self-directed brokerage accounts	30,025,324	30,025,324	—	—

	$758,759,993	$368,687,989	$265,393,850	$124,678,154

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Mutual funds:
Balanced	$135,178,664	$135,178,664	$—	$—
Growth	62,591,873	62,591,873	—	—
International	25,115,538	25,115,538	—	—
Fixed income	15,563,189	15,563,189	—	—
Value	10,458,306	10,458,306	—	—

	248,907,570	248,907,570	—	—
Pooled separate accounts:
Growth	95,325,469	—	95,325,469	—
Value	75,023,494	—	75,023,494	—
International	22,109,205	—	22,109,205	—
Fixed income	46,611,640	—	46,611,640	—
Balanced	33,846,457	—	33,846,457	—

	272,916,265	—	272,916,265	—
Guaranteed Income Fund	118,827,098	—	—	118,827,098
Stifel Financial Corp. common stock	83,325,127	83,325,127	—	—
Self-directed brokerage accounts	28,423,176	28,423,176	—	—

	$752,399,236	$360,655,873	$272,916,265	$118,827,098

The following table summarizes the changes in fair value carrying values of the Plan’s Level 3 financial instruments during the years ended December 31, 2015 and 2014:

Guaranteed Income Fund
Balance at December 31, 2013	$83,691,156
Interest income	2,405,604
Purchases	46,866,382
Sales	(14,136,044)

Balance at December 31, 2014	118,827,098
Interest income	2,334,526
Purchases	14,054,323
Sales	(10,537,793)

Balance at December 31, 2015	$124,678,154

The following table presents quantitative information related to the significant unobservable inputs utilized in the Plan’s recurring Level 3 fair value measurements as of December 31, 2015 and 2014.

	Fair Value	Valuation Technique	Unobservable Input	Weighted Average
December 31, 2015
Investment contract with insurance company	$124,678,154	Contract Value	Contractual Interest Rate	1.93%
December 31, 2014
Investment contract with insurance company	$118,827,098	Contract Value	Contractual Interest Rate	2.00%

Changes in the contractual interest rate would result in a significant change in fair value to the extent the change deviates from changes in the market interest rates. Generally, an increase (decrease) in the difference between the contractual interest rate and the market interest rate is accompanied by a directionally opposed change in fair value.

NOTE 5 – Contract with Insurance Company

In 2015 and 2014, the Plan invested in the GIF offered by Prudential. Guarantees are based on the claims paying ability of Prudential and not the value of the securities within the insurer’s general account. The credit rating of the issuer at December 31, 2015 was A1 as reported by Moody’s Investors Service. Deposits made to the GIF are deposited in Prudential’s general account. Payment obligations under the GIF represent an insurance claim supported by all the general assets. The GIF does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Expenses related to the GIF are calculated by Prudential and incorporated in the GIF crediting rate. Past interest rates are not indicative of future interest rates.

GIF Operation

Under the group annuity contract that supports this product, participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account balance at Contract Value within reasonable time frames. Contract Value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The contract is effected directly between the Plan and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. There are no reserves against Contract Value for credit risk of the contract issuer or otherwise. Given these provisions, the Plan considers this contact to be benefit responsive. As of December 31, 2015 and 2014, the stated rate of return of the contract was 1.90% and 1.95%, respectively.

Contract/Fair Value

The concept of a value other than Contract Value does not apply to this insurance company issued account backed evergreen (no maturity date) group annuity spread product even upon discontinuance of the contract in which case Contract Value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. The contract’s operation is different than many other evergreen group annuity products in the market by virtue of the fact that a market value (fair value) adjustment does not apply upon a discontinuance. This annuity contract, and therefore the liability of the insurer, is not backed by specific securities of its general account, and therefore the market value of the securities in the insurer’s general account does not represent the fair value. The Plan owns a promise to receive interest at crediting rates which are announced in advance and guaranteed for a specific period of time as outlined in the group annuity contract. This product is not a traditional Guaranteed Investment Contract, and therefore there are no known cash flows that could be discounted. As a result, the value amount shown materially approximates the Contract Value. As of December 31, 2015 and 2014, the Plan held $124,678,154 and $118,827,098, respectively.

Interest Crediting Rates

Interest is credited on contract balances using a single portfolio rate approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. The average interest earned by the Plan was 1.93% and 2.00% for the years ended December 31, 2015 and December 31, 2014, respectively. No adjustment is required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants. The same crediting interest rate is applied to the entire contract value and is reviewed on a semi-annual basis for resetting. The factors considered in establishing the crediting interest rate include current economic and market conditions, the general interest rate environment and both actual and expected experience of a reference portfolio within the general account. The guaranteed minimum interest rate is 1.50%.

Events

Only an event causing liquidity constraints at Prudential could limit the ability of the Plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than Contact Value paid either within 90 days or over time.

NOTE 6 – Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and a person who owns 50% or more of such an employer or relatives of such persons.

As noted in Note 1, Prudential Retirement Insurance and Annuity Company is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each participant.

Active participants can purchase the common stock of the Parent from their existing account balances. At December 31, 2015 and 2014, participants held 1,620,314 and 1,633,186 shares, respectively.

The Plan invests in certain funds of the Trustee. The Plan paid $196,589 and $43,520 of record keeping fees to the Trustee during 2015 and 2014, respectively. The Company provides certain administrative services at no cost to the Plan and pays certain accounting and auditing fees related to the Plan.

Supplemental Schedule

Stifel Financial Profit Sharing 401(k) Plan

EIN: 43-1273600 PN 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2015

(a) Identity of Issue, Borrower, Lessor, or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Current Value (e)
Pooled separate accounts:
* American Century Large Cap Growth	2,207,493 units	$30,871,461
* Artisan International Growth	693,507 units	14,333,089
* Artisan Mid Cap Growth	1,151,777 units	34,337,778
* GSAM High Grade Bond	1,082,805 units	24,913,461
* LSV Asset Management International Value	615,489 units	7,227,981
* PIMCO Fund International Bond Plus Fund	697,975 units	7,694,574
* Pru IFX TGT Easypath	978,099 units	15,650,558
* Silvercrest Asset Management Small Cap Growth	718,455 units	26,374,220
* TimesSquare Small Cap Growth	774,617 units	44,021,139
* Wellington Large Cap Value	1,827,413 units	40,276,269
* Wellington Mid Cap Value	509,185 units	19,693,320
* Prudential Guaranteed Income Fund	2,462,698 units	124,678,154
* Stifel Financial Corp. common stock	1,620,314 shares	68,636,511
Mutual funds:
American Bond Fund	1,308,085 shares	16,468,792
American Euro Pac Growth – R6	1,008,180 shares	45,690,740
American Investment Company of America	1,272,292 shares	42,443,664
Fidelity Contrafund	311,245 shares	30,797,654
Growth Fund of America – R6	895,460 shares	36,973,551
Oakmark Equity & Income Fund I	820,294 shares	23,435,787
Oppenheimer Developing Markets I	443,416 shares	13,293,605
Oppenheimer Global Fund I	149,206 shares	11,212,802
Prudential Real Assets Z	1,192,154 shares	10,645,936
Vanguard Institutional Index	209,322 shares	39,063,623
Self-directed brokerage accounts		30,025,324

		758,759,993
* Participant loans	Interest at 3.49-9.25%, maturing through 2026	12,846,948

		$771,606,941

*	Represents a party-in-interest to the Plan

Column (d), cost, has been omitted, as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Stifel Financial Profit Sharing Plan 401(k) Investment Committee has duly caused this annual report to be signed on their behalf by the undersigned, hereunto duly authorized.

STIFEL FINANCIAL PROFIT SHARING 401(k) PLAN

By:	/s/ James M. Zemlyak
James M. Zemlyak President and Chief Financial Officer / Investment Committee

Date: June 22, 2016

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Accounting Firm.